09 February 2017

Deere & Company

Law Department

One John Deere Place, Moline, IL 61265 USA

Phone: 309-765-5161

Fax (309) 749-0085

Email: DaviesToddE@JohnDeere.com

Todd E. Davies

Corporate Secretary &

Associate General Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C.  20549

Attention:                                   Martin James

Senior Assistant Chief Accountant

Re:	Deere & Company
Form 10-K for the Fiscal Year Ended October 31, 2016
Filed December 19, 2016
File No. 1-04121

Dear Mr. James:

Set forth below is the response of Deere & Company, a Delaware corporation (the “Company”), to the comment from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated February 2, 2017, related to the Company’s Form 10-K for the fiscal year ended October 31, 2016. The numbered paragraph below sets forth the comment, followed by the Company’s response to the comment.

1.            We note that although your fiscal year ends on the last Sunday in the reporting period, you present consolidated financial statements as of and for the periods ended October 31, 2016, 2015 and 2014 for ease of presentation. Please revise future filings to present your financial statements as of the actual fiscal year-end and to similarly reflect the actual dates where applicable throughout the 10-K.

Response: In future filings on Forms 10-Q, 10-K and other SEC filings with Company financial statements, the financial statements will reflect the actual fiscal period end, and such filings will similarly reflect the actual dates for each fiscal period end where applicable throughout each filing.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies

Todd E. Davies
Corporate Secretary